Exhibit 2

Northcore Technologies Inc. (formerly ADB Systems International Ltd.)
Consolidated Statement of Operations
(expressed in thousands of Canadian dollars, except per share amounts)
(Canadian GAAP, Unaudited)

	Three Months Ended
	March 31
	2007	2007	2006

		translated
		into US$ at
		Cdn$ 1.1530
		for
		convenience

Revenue	$322	$279	$372

General and administrative	447	388	443
Customer service and technology	172	149	165
Sales and marketing	71	61	137
Employee stock options	7	6	35
Depreciation and amortization	9	8	25
Total operating expenses	706	612	805

Loss from continuing operations before the under-noted	(384)	(333)	(433)

Interest expense:
Cash interest expense	64	56	107
Accretion of secured subordinated notes	103	89	145
Interest income	(1)	(1)	-
	166	144	252

Loss from continuing operations	(550)	(477)	(685)
Income from discontinued operations	-	-	205
Net loss for the period	$(550)	$(477)	$(480)

Loss per share:
From continuing operations, basic and diluted	$(0.01)	$(0.01)	$(0.01)
Net loss per share, basic and diluted	$(0.01)	$(0.01)	$(0.01)

Weighted average common shares (000's)	83,834	83,834	74,208

Northcore Technologies Inc. (formerly ADB Systems International Ltd.)
Consolidated Balance Sheet
(expressed in thousands of Canadian dollars)
(Canadian GAAP, Unaudited)

	March 31	March 31	December 31
	2007	2007	2006
	(unaudited)	(unaudited)	(audited)
		(in US$)

		translated
		into US$ at
		Cdn$ 1.1530
		for
		convenience

Cash	$93	$81	$475
Other current assets	337	292	217
Other assets	80	69	121
Total assets	$510	$442	$813

Accounts payable and accrued liabilities	$1,285	$1,114	$1,074
Deferred revenue	36	31	68
Current portion of secured subordinated notes	1,690	1,466	1,682
Non-current portion of secured subordinated notes	181	157	244
Total shareholders' deficiency	(2,682)	(2,326)	(2,255)
Total liabilities and shareholders' equity	$510	$442	$813